PUBLIC



10032614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 24 2010

Washington, DC

SEC FILE NUMBER
8-67421

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SFI Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Euclid Ave., Suite 800
(No. and Street)

Cleveland	Ohio	44115-1877
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mikel Harding (216) 579-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brockman, Coats, Gedelian & Co.
(Name – *if individual, state last, first, middle name*)

1735 Merriman Road	Akron	Ohio	44313
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mikel Harding, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFI Investments, LLC, as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KATHLEEN F. O'NEILL
NOTARY PUBLIC • STATE OF OHIO
Recorded in Cuyahoga County
My commission expires Feb. 9, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

SFI INVESTMENTS, LLC

SEPTEMBER 30, 2010

TABLE OF CONTENTS



BROCKMAN, COATS, GEDELIAN & CO.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
1735 MERRIMAN ROAD • AKRON, OHIO 44313-9007 • PH: (330) 864-6661 • FAX: (330) 864-6918 • WWW.BCGCOMPANY.COM

CARING PEOPLE. SHAPING FUTURES.™

To the Members and Board of Directors
SFI Investments, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of SFI Investments, LLC as of September 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SFI Investments, LLC as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Brockman, Coats, Gedelian & Co.

November 16, 2010
Akron, Ohio

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2010

ASSETS	
CASH AND CASH EQUIVALENTS	$ 135,952
RESTRICTED CASH	3,080
ACCOUNTS RECEIVABLE	26,887
TOTAL ASSETS	$ 165,919
LIABILITIES	
ACCOUNTS PAYABLE	$ 23,351
CUSTOMER DEPOSITS	23,691
	47,042
MEMBERS' EQUITY	
MEMBERS' EQUITY	118,877
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 165,919

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

SFI Investments, LLC (the Company), an Ohio Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the states of Ohio, California, Florida, Michigan, Minnesota, New York, Pennsylvania, and Texas, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services to its clients. The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Revenue Recognition

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services, and strategic advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has $3,080 in a Central Registration Depository (CRD) Account with the FINRA that it uses to pay registration fees.

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include businesses. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Credit Policies

Accounts receivable are due under specific terms outlined in engagement letters. The Company generally collects receivables in monthly installments.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility. In the opinion of management, at September 30, 2010, all accounts receivable were considered collectible and therefore no allowance was necessary.

Income Taxes

The Company is an Ohio Limited Liability Company and has elected to be treated as a partnership for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the members. Accordingly, the Company records no provision for federal income taxes.

Effective October 1, 2009, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertainty in Income Taxes*, which require recognition of and disclosures related to uncertain tax positions. Under the guidance, the Company assessed the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The adoption had no effect on the Company's member's equity.

Subsequent Events

Management has evaluated subsequent events through November 16, 2010, the date the financial statements were available to be issued. No subsequent events were identified for disclosure in the financial statements.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

NOTES TO THE FINANCIAL STATEMENT

3. RELATED PARTIES

The Company entered into a management services agreement (the Agreement) with Cohen & Company, Ltd., whereby Cohen & Company, Ltd. will provide subcontracted employee services, administrative functions, support services, and the use of facilities for the benefit of the Company. The Agreement can be terminated by either party upon ninety days prior written notice.

The Company entered into a producer commission agreement (the Producer Agreement) with an individual owner of Cohen Capital Advisors, Ltd., a fifty percent owner of the Company, whereby the Company will pay a producer's commission to this individual based on certain revenue generated, as agreed. The commission percentage was sixty-seven percent through February 28, 2010. Effective March 1, 2010, the commission percentage was increased to one hundred percent and Cohen Capital Advisors agreed to reimburse the Company for certain costs incurred plus $1,500 per month. The Producer Agreement can be terminated by either party upon prior written notice.

The Company entered into a producer commission agreement on March 1, 2010, with an individual owner of MMI Capital Partners, LLC, a fifty percent owner of the Company, whereby the Company will pay a producer's commission to this individual based on certain revenue generated, as agreed. The commission percentage is ninety percent of the first three hundred thousand of revenue plus five percent of all revenue in excess of three hundred thousand. In return, this individual agreed to reimburse the Company for certain direct costs incurred plus $2,500 per quarter.

At September 30, 2010, approximately $23,000 of producer commission expenses, net of the reimbursed costs, was included in accounts payable at September 30, 2010.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At September 30, 2010, the Company had net capital of $88,910, which was $83,910 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At September 30, 2010, the ratio was .53 to 1.

NOTES TO THE FINANCIAL STATEMENT

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an investment banking broker-dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SFI INVESTMENTS, LLC

INDEPENDENT AUDITOR'S REPORT

SEPTEMBER 30, 2010

CARING PEOPLE. SHAPING FUTURES.™


BCG
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BROCKMAN, COATS, GEDELIAN & CO.